FACT Corporation

August 19, 2005

United States Securities

and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Attention: Karl Hiller, Branch Chief

RE: FACT Corporation

       Form 10-KSB for the Fiscal Year Ended December 31, 2004

                   Filed April 15, 2005

       File No. 000-17232

Dear Sir:

In response to your written correspondence of June 24, 2005 we respond as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets, Page F-3

1.

The Company did not reclassify the long lived assets to be sold as held for sale and report the related results of operations as discontinued operations due to the fact that the criteria laid out in Para 42 of SFAS 144 are not met. Specifically, Item C, since at December 31, 2004, the close of our fiscal year, the property was not yet listed and Item D, since that the Company was unable at that date to determine probability that the sale would complete within 1 year.

Consolidated Statement of Stockholders’ Equity, page F-8

2.

The stock split which occurred in the second quarter of fiscal 2003 did not impact the conversion formula with respect to the conversion of Class C common shares to Class A common shares, and therefore there was no analysis completed regarding the economic and voting equivalency of the two classes of stock.  The conversion of the Class C shares was governed by a separate agreement with the Class C holders, which clearly specified the conversion terms to be applied at time of conversion, irrespective of any prior or subsequent stock splits, therefore there was no analysis of the conversion formula required at the time of the stock split.

1530 9th Avenue SE

Calgary, Alberta

T2G 0T7

Phone:  (403) 204-0260

Fax: (403) 272-3620

www.factfoods.com

Note 2 – Acquisition of Food and Culinary Technology Group Inc. (FACT), Intellectual Property and Issuance of Class C Common Stock, Page F-13

3.

The formation of FACT was made in contemplation of the acquisition of FACT by Capital Reserve Corporation.  FACT was formed by the shareholders of F.A.C.T. Group LLC,  and the shareholder of International Securities Group Inc.. F.A.C.T. Group LLC, its consultants and FACT were introduced to Capital Reserve Corporation by International Securities Group Inc., a private corporation whose sole shareholder is W. Scott Lawler, (a director of Capital Reserve Corporation).   F.A.C.T. Group LLC is a private entity owned by Steven Schechter, Steven Capodicasa and Jennifer Flynn, and was arm’s length to Capital Reserve at the time of acquisition of the intellectual property, as were its four consultants, Thomas Murdoch, Brian Raines, Susan Niedermayr, Paul Niedermayr.  Prior to its acquisition by Capital Reserve Corporation, FACT was owned by International Securities Group Inc., Thomas Murdoch, Brian Raines, Susan Niedermayr, Paul Niedermayr, Steven Schechter, Jennifer Flynn and Steven Capodicasa. It is unknown to Capital Reserve what cost basis F.A.C.T. Group LLC had in the intellectual assets prior to their acquisition.  The cost basis attributed to the intellectual property created by F.A.C.T. Group LLC was the $2,000,000 royalty requirement (the minimum royalty requirement) and $540,000, the value of the arms length portion of the 2,000,000 Class C common shares issued to acquire FACT from its shareholders, valued at $0.65 per share, the market price for the shares of Capital Reserve Corporation at the time of the transaction.   An additional $810,000 (representing the market value of the balance of the Class C common shares issued as part of the transaction) was not recorded in the cost basis attributed to the intellectual property due to the fact that the underlying stock was issued to a related party, and therefore recorded with a predecessor cost of $0. Presently on the books of the Company the intellectual property consists of over 20 proprietary formulations including originally acquired base formulations and line extensions for brownies, cookies, breads, pastas, cakes, snack bars, muffins, pancakes, waffles and scones. These formulations have been altered and amended to meet specific clients needs into far more than 20 “base” formulations.  The intellectual property is presently carried at a total value of $2,767,878 which amount consists of $2,000,000 in minimum royalties required to be remitted to F.A.C.T. Group LLC over a 10 year period, $540,000 recorded as the arm’s length value of the 2,000,000 Class C common shares issued to the shareholders of FACT and $227,878 which amount represents the balance of cash payments required to be made to two of the shareholders of F.A.C.T. Group LLC as a result of a legal settlement reached in the fall of fiscal 2003.

4.

The Company believes the change of control occurred upon the conversion of the 2,000,000 Class C common shares.  From the acquisition of FACT by Capital Reserve Corporation to present date the following changes in management and board representation have occurred:

At time of acquisition of FACT in fiscal 2001 board members and management were as follows:

Board members:  Capital Reserve Corporation: Dr. Brian Raines, Paul Niedermayr, W. Scott Lawler and Jacqueline Danforth.  Both Dr. Raines and Mr. Niedermayr were affiliated with FACT while Mr. Lawler and Ms. Danforth were affiliated with Capital Reserve Corporation.

FACT:  Jacqueline Danforth, Dr. Steven Schechter, Brian Raines, Paul Niedermayr, and W. Scott Lawler. Dr. Schechter was affiliated with FACT while Mr. Lawler and Ms. Danforth were affiliated with Capital Reserve Corporation.

Management:  Capital Reserve Corporation:  Jacqueline Danforth, President, W. Scott Lawler, Secretary, and Paul Niedermayr, Chairman of the Board

FACT: Susan Niedermayr, President, Steven Schechter, VP Research and Development, Jennifer Flynn, VP Nutrition

Mr. Paul Niedermayr resigned on July 22, 2002.

Mr. Paul Litwack joined the Board of directors FACT on January 23, 2003 and Capital Reserve Corporation on January 22, 2003.

Ms. Susan Niedermayr resigned from FACT on July 19, 2002.

Mr. Michael Baum joined as VP Sales for FACT on or about September 1, 2002.

Mr. Rolf Richter joined as Chief Operating Officer of FACT on July 26, 2002.

At the time of the conversion of the Class C Common shares (i.e. Feb. 11, 2004), board members and management were as follows:

Board members:  Capital Reserve Corporation: Brian Raines, Paul Litwack, W. Scott Lawler and Jacqueline Danforth.

FACT:  Jacqueline Danforth, Steven Schechter, Brian Raines, Paul Litwack, and W. Scott Lawler.

Management:  Capital Reserve Corporation:  Jacqueline Danforth, President, W. Scott Lawler, Secretary

 FACT: Jacqueline Danforth, President, Steven Schechter, VP Research and Development, Jennifer Flynn, VP Nutrition, Michael Baum, VP Sales, Rolf Richter, COO.

The Board of Directors of Capital Reserve Corporation and shareholders of FACT agreed to eliminate the conversion conditions due to the fact that they had been originally determined based on the anticipated results of a sales contract that was pending at the time of the acquisition of FACT by Capital Reserve Corporation.  This contract failed to materialize in Fiscal 2002 when ownership of the corporation with whom FACT intended to form the supply contract was unexpectedly transferred to another party that did not wish to proceed with the same marketing strategy or product offerings as had been negotiated by FACT. The Board and parties to the original Share Exchange Agreement determined the benchmarks originally set were not attainable under the timeline previously set out, but agreed that overall success with the intellectual property could be attained by following a new business model.  It was therefore determined that the conversion conditions be eliminated and the Class C shares converted.

5.

The debit to offset the Acquisition Cost Payable was recorded in the Intellectual Property account on the Consolidated Balance Sheet.  The minimum royalty payments effectively removed the conditional element previously attached to our purchase obligation.  Prior to this point, the Company believes the $2 million component had been appropriately recorded as part of the cost of our Intellectual Property due to the fact that under the terms of the Agreements, the Intellectual Property was under exclusive license to the Company, for its sole use and exploitation, save any defaults under the acquisition agreements and that it was probable that the royalty payments would be paid.

6.

Since there are no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life, in accordance with FAS 142 Par. 11 the Company believes the appropriate treatment for the intangible assets would be to make them subject to impairment on an annual basis.

It is the Company’s intent to change the footnote wording to the following statement:

“Management has determined that the intangible assets have an indeterminate useful life, and will periodically analyze the assets for potential impairment”

Note 14 – Segment Reporting, Page F-22

7.

Disclosure has been revised accordingly.

8.

The table providing Segment reporting has been appropriately amended to reconcile to the Consolidated Statement of Operations.

Note 16 – Distribution of Capital Canada, page F-23

9.

To further clarify the distribution of all the issued and outstanding shares of Capital Reserve Canada Limited (“Capital Canada”), the Board of Directors of Capital Reserve Corporation approved and commenced the distribution on March 3, 2003, with the initial Form 20F being filed as of July 11, 2003.  Although final approval was received for the Form 20F on May 28, 2004, Capital Canada was considered distributed during the fiscal year ended December 31, 2003.  We are awaiting final review of the accounting literature relied upon in our treatment of this transaction by our auditing firm and will reply with the specific accounting literature under separate cover.

10.

The impairment was recorded upon assessment of the receivable as at the fiscal year ended December 31, 2004.  The line item which reflects the impairment is Account Receivable – Capital Reserve Canada Limited in the Current Assets.  The impairment charge was debited to the common stock account.  Based on preliminary negotiations with Capital Reserve Canada Limited regarding their ability to repay amounts advanced, the Company believes the impairment to the account provides an accurate estimate of the actual proceeds recoverable by the Company within a 12 month period.

Item 8A. Controls and Procedures, page 27

11.

We have amended this section of our annual report as requested by this comment.

12.

We have amended this section of our annual report as requested by this comment.

We have attached to this response in red-line the proposed amendments to those items referenced above for the fiscal period ended December 31, 2004.  Upon receiving your return comment, we will file these proposed amendments electronically as Amendment No. 1 to our Form 10-KSB.

Yours truly,

/s/ Jacqueline Danforth

Jacqueline Danforth

CEO and President

FACT Corporation

FACT Corporation

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

Note 2 – Acquisition of Food and Culinary Technology Group Inc. (“FACT”), Intellectual Property, and Issuance of Class C Common Stock – Cont’d.

c.           An additional royalty payment of $20,000 was made to the LLC in 2003.

d.            Additional consideration of $233,333 to be paid to two (2) of the LLC’s member owners in monthly payments over the period of time commencing on September 1, 2003 through December 2006. Such amount will be decreased in the event that such member owners personally earn more than a certain amount in any of the stated years or if the amount of royalty payments is in excess of $150,000 in any year.  At the close of fiscal 2003 the Company recorded a liability of $227,878 to reflect the estimated future payments under this agreement and added this amount to the carrying value of the intangible asset.

Statements of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” addresses financial accounting and reporting: (1) at the date of acquisition of goodwill and intangible assets apart from goodwill acquired other than in a business combination and (2) all goodwill and intangible assets apart from goodwill subsequent to their acquisition. A principal requirement of this statement is to determine the useful lives of intangible assets and amortize or not amortize the intangible assets accordingly. Intangible assets apart from goodwill with finite lives are to be amortized over their useful lives to their residual value, if any, whereas goodwill and intangible assets apart from goodwill with indefinite lives are not to be amortized. Another principal requirement of this statement relates to impairment of intangible assets. This statement, in its entirety, became effective for the Company on January 1, 2002. Certain provisions of the statement were effective July 1, 2001 since the intangible assets were acquired after that date.  Management has determined that the intangible assets have an indeterminate useful life, and will periodically analyze the assets for potential impairment

Note 3 –  Investment in Real Properties

The following schedule provides an analysis of the Company’s investment in real property as of December 31:

	2004	2003
Land	$680,838	$633,614
Buildings	1,761,319	1,625,014
Residential property	676,686	629,751
	$3,118,843	$2,888,378
Less: Accumulated depreciation	(363,967)	(254,609)
	$2,754,876	$2,633,769

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of December 31, 2003. The leases also contain provisions that allow the Company to reclaim operating costs.

Year ending December 31:
2005	147,762
2006	84,188
2007	48,188
$454,116

F-14

FACT Corporation

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

Note 14 – Segment reporting – Cont’d

The leasing segment derives its revenue from rental of real estate. The foods segment derives its income from the sale of functional food premixes, royalties received on the license of functional food formulations and product development consulting services.

There are no inter-segment sales.

 Year ended December 31, 2004 :

	Foods	Leasing	All Other	Total

Revenue	1,204,596	213,011	—	1,417,607
Loss from operations	(1,131,608)	( 551,322 0)	—	(1, 682,930 )
Interest income	1	65,268	—	65,269
Interest expenses	(90,202)	(305,429)	—	(395,631)
Depreciation & amortization	12,304	81,378	—	93,682
Income tax expense	—	—	—	—
Assets	2,770,678	2,754,876	893,810	6,419,364
Expenditure on long-lived assets	—	—	—	—

 Year ended December 31, 2003 :

	Oil & Gas	Foods	Leasing	All Other	Total

Revenue	30,583	505,865	221,089	—	757,537
Loss from operations	(36,356)	(695,408)	(779,945)	—	(1,511,709)
Interest income	—	974	55,084	—	56,058
Interest expenses	(4,951)	(65,811)	(299,016)	—	(369,778)
Depreciation & amortization	480	7,989	75,565	—	84,034
Income tax expense	—	—	—	—	—
Assets	10,026	2,770,678	2,633,771	363,970	5,778,445
Expenditure on long-lived assets	6,959	—	—	—	6,959

Note 15 – Consulting Agreement (Related party)

On April 24, 2000, the Company entered into a Consulting Agreement with its former President and a current member of its Board of Directors, Mr. W. Scott Lawler, pursuant to which Mr. Lawler agreed to relocate to Calgary, Alberta, Canada, to work at the Company's facilities in Calgary and devote more substantial time to the operations of the Company.  The term of the Consulting Agreement is two (2) years, with an option on Mr. Lawler's part to extend for one (1) additional year.  Upon the conclusion of the Consulting Agreement, the Company and Mr. Lawler agreed to an extension to the original agreement for a period of one (1) year.  Mr. Lawler’s consulting agreement calls for an annual salary of $75,000.00, with automatic salary increases of ten percent (10%) at the end of each year.  In addition, under the terms of the agreement Mr. Lawler is to receive a stock option package should the Company implement a stock option plan during the term of his contract.  In March 2001 the shareholders of the Company approved a stock option and award plan, and effective September 10, 2001, Mr. Lawler was granted 200,000 stock options for exercise at $1.00 per share for a period of five

F-23

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

 ITEM 8A.  CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our President and acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 as of the end of period covered by this report.  Based upon the foregoing, our President and our acting Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting identified in connection with the evaluation referred to in the immediately preceding paragraph that occurred during our last fiscal quarter that has materially affected or is reasonably likely to materially affect, our  internal control over financial reporting.


PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of all directors and executive officers of FACT as of the date of this report, indicating all positions and offices with FACT and its subsidiaries held by each such person:

NAME	AGE	POSITION
Jacqueline Danforth	33

President, Secretary, Treasurer and Director of FACT Corporation, Secretary-Treasurer and Director of Food and Culinary Technology Group Inc., Secretary-Treasurer and Director of FACT Products Inc., President and Director of Wall Street Investment Corp., President, Secretary, Treasurer and a Director of Wall Street Real Estate Ltd.

W. Scott Lawler	43

Director of FACT Corporation, Director of Capital Reserve Canada Limited, Director of Food and Culinary Technology Group Inc., Director of FACT Products Inc., Secretary and Director of Wall Street Investment Corp.. and a Director of Wall Street Real Estate Ltd.

Paul Litwack	50	Director of FACT Corporation, Director of Food and Culinary Technology Group, Inc.
Dr. Brian Raines	67	Director of FACT Corporation

The Company’s directors are elected by the holders of FACT's common stock. Cumulative voting for directors is not permitted. The management group of the Company gave notice of and held the last Shareholders' Annual Meeting on January 28, 2005. The term of office of directors of FACT ends at the next annual meeting of FACT's shareholders or when their successors are elected and qualified. The annual meeting of shareholders is specified in FACT's bylaws to be held within six months from the Company's fiscal year end or within 15 months from the date of the last annual meeting. The term of office of each officer of FACT ends at the next annual meeting of our Board of Directors, expected to take place immediately after the next annual meeting of shareholders, or when his successor is elected and qualifies. Except as otherwise indicated below, no organization by which any officer or director previously has been employed is an affiliate, parent, or subsidiary of FACT.

27